Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROFIT ALERT

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (the “SFO”, Chapter 571, Laws of Hong Kong).

The Group expects to record a net loss attributable to shareholders of approximately HK$79 million for the year ended 31 December 2022, representing an increase of approximately 48% compared to the net loss of HK$53.5 million in 2021 in accordance with International Financial Reporting Standards (“IFRSs”). The increase in net loss was primarily due to lacking a one-time gain of HK$51 million recognized in 2021 arisen from the conversion of promissory note to preference shares. The revenue of the Group for the year ended 31 December 2022 is approximately HK$341 million, declined by 13% compared to the 2021 annual revenue of HK$391 million. The result of the Group has been affected by disruptions of COVID-19 including different levels of pandemic-related lockdowns in China during 2022. The Group expects the operations shall resume as usual in 2023 amid the changes of COVID-19 policies in China.

The Company is still in the process of finalizing the consolidated results of the Group for the year ended 31 December 2022. The information contained in this announcement only represents a preliminary assessment based on the unaudited management accounts for the year ended 31 December 2022 and the information currently available to the Board which has not been reviewed or audited by the auditors of the Company. Shareholders and potential investors are advised to read carefully the final results announcement of the Group for the year ended 31 December 2022 which is expected to be published before the end of March 2023.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 10 March 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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